December 12, 2024

Pervez Rizvi
Chief Financial Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street, P.O. Box 941428
Amman 11194, Jordan

       Re: International General Insurance Holdings Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-39255
Dear Pervez Rizvi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance